Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, November 20th, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ) informs its shareholders and the general market that it entered into, on the date hereof, an agreement for Purchase and Sale of Timber, Commitment to Purchase and Sale of Rural Properties and Other Covenants, with Conditions Precedent with Bracell SP Celulose Ltda. (“BSP”) and Turvinho Participações Ltda. (“Turvinho”, and together with BSP, “Buyers”), through which the Company sold and Buyers (i) acquired twenty one thousand and sixty six (21,066) hectares of rural properties located in the central region of the state of São Paulo, partially by means of a sale and partially by an assignment from Suzano to the Buyers of lease agreements in which the Company is party; (ii) acquired the forests already established and in development; and (iii) committed to buy additional wood volume, for the price of one billion, fifty-six million, seven hundred fifty-five thousand, nine hundred and fifty Reais (R$ 1,056,755,950.00) (“Transaction”).

The consummation of the Transaction is subject to certain conditions applicable to operations of this kind, including approval by the antitrust agency CADE (Conselho Administrativo de Defesa Econômica).

The Transaction is aligned with the Company’s deleveraging plan announced to the market and confirms the financial discipline adopted by Suzano in the execution of its Financial Debt Policy.

The Company will keep its shareholders and the market in general duly informed on further developments of the matter.

São Paulo, November 20, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer